Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(000’s, except ratios)	2005	2004	2003	2002	2001
Earnings:
Net Income before Extraordinary Item	$8,553	$8,226	$7,958	$6,088	$5,027
Extraordinary Item, net	—	—	—	—	(3,937)

Net Income, per Consolidated Statement of Earnings	8,553	8,226	7,958	6,088	1,090
Federal and State Income Taxes included in :
Operations	4,275	4,206	3,551	2,490	3,421
Investment Write-down	—	—	—	—	1,236
Extraordinary Item	—	—	—	—	1,388
Interest on Long-Term Debt	8,319	8,394	8,088	8,254	7,637
Amortization of Debt Discount Expense	104	98	82	81	72
Other Interest	1,046	629	1,070	1,038	1,895

Total	$22,297	$21,553	$20,749	$17,951	$16,739

Fixed Charges:
Interest of Long-Term Debt	$8,319	$8,394	$8,088	$8,254	$7,637
Amortization of Debt Discount Expense	104	98	82	81	72
Other Interest	1,046	629	1,070	1,038	1,895
Pre-tax Preferred Stock Dividend Requirements	234	325	391	419	417

Total	$9,703	$9,446	$9,631	$9,792	$10,021

Ratio of Earnings to Fixed Charges	2.30	2.28	2.15	1.83	1.67